PACIFICA BANCORP, INC.	Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended March 31,
	2002	2001

Net income (loss)	$(259)	$(171)

Computation of average shares outstanding:

Shares outstanding at beginning of the period	3,260,368	3,258,208

Additional shares deemed outstanding because of stock dividends	—	—

Additional shares deemed outstanding because of stock splits	—	—

Shares redeemed under stock repurchase program	—	—

Shares issued during the year times average time outstanding during the year	—	5,664
Avearge basic shares outstanding	3,260,368	3,263,872

Dilutive shares	—	—
Average diluted shares outstanding	3,260,368	3,263,872

Basic earnings (loss) per share	$(0.08)	$(0.05)

Diluted earnings (loss) per share	$(0.08)	$(0.05)